FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

Of The Securities Exchange Act of 1934

For the month of August, 2005

MAX RESOURCE CORP.

(formerly, VANCAN CAPITAL CORP.)

(SEC File No. 0-30780)

Suite 1400 – 400 Burrard Street

Vancouver, B.C. V6C 3G2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under Cover Form 20-F or Form 40-F.

Form 20-F     x

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No    x

MAX RESOURCE CORP.

FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2005 AND 2004

BALANCE SHEETS

STATEMENTS OF LOSS AND DEFICIT

STATEMENTS OF CASH FLOWS

NOTES TO THE FINANCIAL STATEMENTS

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3 (3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the company have been prepared by and are the responsibility of the company’s management.

The company’s independent auditor has not performed a review of these financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

MAX RESOURCE CORP.
BALANCE SHEETS
(Unaudited, prepared by management) (Expressed In Canadian Dollars)

		June 30	December 31,
		2005	2004

ASSETS

	CURRENT
	Cash	$190,434	$2,010
	Taxes recoverable	22,526	3,137
		212,960	5,147

MINERAL PROPERTIES (Note 3)		1,020,516	681,862
EQUIPMENT		646	728

		$1,234,122	$687,747

LIABILITIES

	CURRENT
	Accounts payable	$31,500	$35,334
	Due to related parties (Note 4)	10,036	27,080

		41,536	62,414

SHAREHOLDERS’ EQUITY

SHARE CAPITAL (Note 5)
Authorized:	Unlimited number of voting common shares without par value
	Unlimited number of preferred shares without par value
Issued:	7,883,125 common shares	2,486,244	1,823,544
CONTRIBUTED SURPLUS		198,963	128,948
DEFICIT		(1,492,621)	(1,327,159)

		1,192,586	625,333

		$1,234,122	$687,747

APPROVED BY THE DIRECTORS:

“DAVE PEARCE”	“STUART ROGERS”
Dave Pearce – Director	Stuart Rogers – Director

The accompanying notes are an integral part of these financial statements

MAX RESOURCE CORP.

STATEMENTS OF LOSS AND DEFICIT

(Unaudited, prepared by management)

(Expressed In Canadian Dollars)

	Three months ended June 30, 2005	Three months ended June 30, 2004	Six months ended June 30, 2005	Six months ended June 30, 2004

EXPENSES
Consulting	-	$7,519	$-	$30,562
Amortization	46	72	92	144
Management fees (Note 4)	15,000	7,500	22,500	15,000
Office and general	4,818	1,317	4,936	2,842
Professional fees	21,292	6,754	21,292	10,054
Stock-based compensation	9,602	28,862	70,015	28,862
Transfer agent, filing fees and shareholder relations	26,738	6,777	30,477	14,023
Travel and promotion	13,987	248	16,805	248

LOSS BEFORE THE FOLLOWING	(91,483)	(59,049)	(166,117)	(101,735)

Interest Income	513	231	655	732

NET LOSS FOR THE PERIOD	(90,970)	(58,818)	(165,462)	(101,003)

DEFICIT, BEGINNING OF PERIOD	(1,401,651)	(1,159,712)	(1,327,159)	(1,117,527)

DEFICIT, END OF PERIOD	(1,492,621)	$(1,218,530)	$(1,492,621	$(1,218,530

BASIC AND DILUTED LOSS PER COMMON SHARE	(0.013)	(0.011)	$(0.024)	$(0.019)

WEIGHTED NUMBER OF COMMON SHARES OUTSTANDING	7,472,356	5,358,839	6,967,383	5,358,839

The accompanying notes are an integral part of these financial statements

MAX RESOURCE CORP.

STATEMENTS OF CASH FLOWS

(Unaudited, prepared by management)

 (Expressed In Canadian Dollars)

	Three months ended June 30, 2005	Three months ended June 30, 2004	Six months ended June 30, 2005	Six months ended June 30, 2004

CASH PROVIDED BY (USED FOR):

OPERATING ACTIVITIES
Net loss for the period	$(90,970)	$(58,818)	$(165,462)	$(101,003)
Adjust for items not involving cash:
Amortization	46	72	92	144
Non-cash consulting expense – stock based compensation	9,602	28,862	70,015	28,862

	(81,322)	(29,884)	(95,355)	(71,997)
Changes in non-cash working capital items:
(Increase) decrease in prepaid expenses and deposits	2,027	(47,454)	(165)	(47,454)
(Increase) in taxes recoverable	(20,686)	(4,259)	(19,225)	(694)
Increase (decrease) in accounts payable	11,380	(981)	(3,833)	1,999

CASH USED IN OPERATING ACTIVITIES	(88,601)	(82,578)	(118,578)	(118,146)

FINANCING ACTIVITIES
Advances from (repayments to) related parties	5,399	(29,925)	(17,044)	(29,925)
Issuance of common shares for cash	444,700	183,925	582,700	236,425

	450,099	154,000	565,656	206,500

INVESTING ACTIVITIES
Mineral properties acquisition and exploration costs (Note 3)	(258,654)	(106,430)	(258,654)	(106,430)

	(258,654)	(106,430)	(258,654)	(106,430)

INCREASE IN CASH DURING THE PERIOD	102,844	(35,008)	188,424	(18,076)

CASH, BEGINNING OF PERIOD	87,590	286,128	2,010	269,196

CASH, END OF PERIOD	$190,434	$251,120	$190,434	$251,120

OTHER NON-CASH TRANSACTIONS:

During the six month period ended June 30, 2005 the Company issued 200,000 shares for mineral properties at $0.40 per share, with 100,000 shares issued for mineral properties at $0.47 per share during the six month period ended June 30, 2004.

The accompanying notes are an integral part of these financial statements

MAX RESOURCE CORP.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE SIX MONTH PERIODS ENDED JUNE 30, 2005 AND 2004

(Unaudited, prepared by management)

(Expressed In Canadian Dollars)

NOTE 1.

NATURE OF OPERATIONS

The Company was incorporated under the Business Corporations Act (Alberta) on April 25, 1994 as Proven Capital Corp.  By Articles of Amendment dated January 10, 1995, the Company’s name was changed to Cedar Capital Corp. and then to Vancan Capital Corp. on February 12, 2002 concurrent with the consolidation of outstanding common share capital on a four for one basis.  On May 14, 2004 the name was changed again to “MAX Resource Corp.” with no consolidation of share capital.  The Company is in the business of mineral property exploration and development.  The recoverability of amounts recorded for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development, and future production or proceeds from the disposition thereof.  The financial statements have been prepared under the assumption that the Company is a going concern.  The ability of the Company to continue operations as a going concern is dependent upon attaining profitable operations from its mineral property activities.  To date, the Company has not generated any revenues from operations and will require additional funds to meet its obligations and the costs of its operations.  As a result, significant losses are anticipated prior to the generation of any revenues.

The Company's future capital requirements will depend on many factors, including costs of exploration of the properties, cash flow from operations, and competition and global market conditions. The Company's anticipated recurring operating losses and growing working capital needs will require that it obtain additional capital to operate its business.

The Company will depend almost exclusively on outside capital to complete the exploration and development of the mineral properties. Such outside capital will include the sale of additional stock.  There can be no assurance that capital will be available as necessary to meet these continuing exploration and development costs or, if the capital is available, that it will be on terms acceptable to the Company.  The issuances of additional equity securities by the Company may result in a significant dilution in the equity interests of its current stockholders.  Obtaining commercial loans, assuming those loans would be available, will increase the Company's liabilities and future cash commitments. If the Company is unable to obtain financing in the amounts and on terms deemed acceptable, the business and future success may be adversely affected.

Given the Company's limited operating history, lack of sales, and its operating losses, there can be no assurance that it will be able to achieve or maintain profitability.  Accordingly, these factors raise substantial doubt about the Company’s ability to continue as a going concern.

NOTE 2.

SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with generally accepted accounting principles in Canada with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation.

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period.  Actual results could differ from these estimates.

Mineral properties

The cost of mineral properties and related exploration and development expenditures are capitalized until the properties are placed into production, sold or abandoned.  These costs will be amortized over the estimated useful lives of the properties following the commencement of production or written off if the properties are sold or abandoned.  The recorded costs of mineral properties, including exploration and development expenditures, represent costs incurred and are not intended to reflect present or future values.

The costs include the cash or other consideration and the fair market value of shares issued, if any, on the acquisition of mineral properties.  Costs related to properties acquired under option agreements or joint ventures, whereby payments are made at the sole discretion of the Company, are recorded in the accounts at such time as the payments are made.  The proceeds from options granted are deducted from the cost of the related property and any excess is deducted from other remaining capitalized property costs.  The Company does not accrue estimated future costs of maintaining its mineral properties in good standing.

MAX RESOURCE CORP.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE SIX MONTH PERIODS ENDED JUNE 30, 2005 AND 2004

(Unaudited, prepared by management)

(Expressed In Canadian Dollars)

NOTE 2

SIGNIFICANT ACCOUNTING POLICIES (Continued)

General exploration costs not related to specific properties and general administrative expenses are charged to earnings in the year in which they are incurred.

Environmental protection and reclamation costs

The Company's policy relating to environmental protection and land reclamation programs is to charge to income during the period any costs incurred in environmental protection and land reclamation. At this time the Company does not foresee the necessity to make any material expenditures in this area.

Equipment

Equipment is amortized at 20% per annum on a declining balance basis.

Loss per Share

The Company has adopted the new accounting recommendations of the Canadian Institute of Chartered Accountants relating to the computation and disclosure of earnings (loss) per share.  Under the new standard, the treasury stock method is used to determine the dilutive effect of stock options and other dilutive instruments.  The treasury stock method assumes that proceeds received from in-the-money stock options are used to repurchase common shares at the prevailing market rate.

Basic loss per share figures have been calculated using the weighted monthly average number of shares outstanding during the respective periods.  Diluted loss per share figures are equal to those of basic loss per share for each year since the effects of the share purchase warrants have been excluded as they are anti-dilutive.

Stock-Based Compensation

The Company has granted stock options to directors and employees as described in Note 5.  Effective January 1, 2002 the Company has adopted the new accounting recommendation of the Canadian Institute of Chartered Accountants regarding stock-based compensation and other stock-based payments.  The standard requires that all stock based awards made to non-employees be measured and recognized using a fair value based method.  The standard encourages the use of a fair value based method for all stock-based awards made to employees, but only requires it for direct awards of stock, stock appreciation rights and awards that call for settlement in cash or other assets.  No compensation expense is required to be recognized when stock options are granted to employees at the prevailing market price.  No stock options were granted by the Company during 2002.

Effective January 1, 2003 the Company adopted the new accounting recommendations of the CICA Handbook, Stock-based compensation and other stock-based payments, released in November 2003, whereby it will be expensing all stock-based compensation awards on a prospective basis.

Financial Instruments

The fair value of the Company’s current assets and current liabilities were estimated to approximate their carrying values due to the immediate or short-term maturity of these financial instruments.

Income taxes

Future income taxes are recognized for the future income tax consequences attributable to differences between financial statement carrying values and their corresponding tax values (temporary differences).  Future income tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in years in which temporary differences are expected to be recovered or settled.  The effect on futures income tax assets and liabilities of a change in tax rates is included in income in the period in which the change occurs.  The amount of future income tax assets recognized is limited to the amount that, in the opinion of management, is more likely than not to be realized.

MAX RESOURCE CORP.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE SIX MONTH PERIODS ENDED JUNE 30, 2005 AND 2004

(Unaudited, prepared by management)

(Expressed In Canadian Dollars)

NOTE 3.

INTERESTS IN MINERAL PROPERTIES

Target Claims, Northwest Territories, Canada

By agreement dated January 15, 2003 the Company entered into an agreement to acquire a 50% interest in a mineral claim located east of Hottah Lake in the Northwest Territories of Northern Canada (the “Target 2 Claim”). The Company acquired its interest in the Claim by making cash payments totalling $15,000, issuing 200,000 common shares at a price of $0.20 each and agreeing to incur a minimum of $100,000 in exploration expenditures on the Claim in stages by December 31, 2004.

By agreement dated April 16, 2003, the Company obtained the right to acquire a 50% interest in a mineral claim comprising 1,781.9 acres located in the Longtom Lake area of the Northwest Territories (the “Target 1 Claim”). To earn its interest, the Company paid $15,000 and issued 200,000 common shares at a price of $0.38 per share.

The Company incurred $7,060 for geological consulting services on the Target Claims during the six-month period ended June 30, 2005 (2004- Nil).   Expenditures to date are as follows:

Field expenses	$ 3,300
Geological consulting	18,698
Geophysical survey	25,000
Travel	12,100
$ 59,098

Gold Hill Property, Alaska

During 2004 the Company entered into an Option Agreement to acquire an interest in the Gold Hill Property near Cantwell, Alaska.  Under the terms of the Option Agreement, the Company paid US$25,000 and issued 100,000 Shares and 100,000 Warrants exercisable at $0.47 per share for a two year period.  In order to maintain the Option, the Company must issue an additional 200,000 shares by January 1, 2005 (which were issued in December, 2004 )and a further 200,000 shares by January 1, 2006.

The Company will assume all of Zazu’s obligations under the lease which include the following minimum work commitments and Advance Royalty Payments (in U.S. funds):

Year               Work Commitment                      Advance Royalty

2004               $100,000                                      $   5,000

2005                 150,000                                         15,000

2006                 250,000                                         25,000

2007                 250,000                                         25,000

2008                 500,000                                         50,000

2009                 500,000                                         75,000

2010                 500,000                                        100,000

Upon exercise of the Option, the Company can earn up to a 90% interest in the Gold Hill claims, subject to a net smelter return (“NSR”).  The NSR will fluctuate from 1.5% to 4.0% depending on the price of gold.  In addition, MAX will pay to Zazu an additional NSR of 1%.

During the current period, the Company spent $1,291 for field expenses in Alaska.  To date, the Company has incurred the following exploration expenses on the Gold Hill Property:

Drilling	$ 64,913
Field expenses	112,320
Geological consulting	83,089
Lease payments	9,567
Staking	10,811
$ 280,700

MAX RESOURCE CORP.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE SIX MONTH PERIODS ENDED JUNE 30, 2005 AND 2004

(Unaudited, prepared by management)

(Expressed In Canadian Dollars)

NOTE 3.

INTERESTS IN MINERAL PROPERTIES (Continued)

MacInnis Lake, Northwest Territories, Canada

On April 19, 2005 The Company completed the acquisition of an interest in the MacInnis Lake Uranium Project in the Northwest Territories from Alberta Star Development Corp.

The terms of the Option Agreement call for cash payments totalling $30,000 (of which $15,000 has been paid and $15,000 is to be paid one year from the date of closing); the issuance to Alberta Star of 200,000 shares of MAX upon acceptance of the Option Agreement; and work commitments totaling $2,000,000 over a five year period (being $750,000 in the first year; $250,000 in the second year; $250,000 in the third year; $250,000 in the fourth year and $500,000 in the fifth and final year).

MAX can earn a 25% interest in the MacInnis Lake project upon making the cash payments and issuing the 200,000 shares referenced above, together with the first $1,000,000 in work commitments.  MAX can earn a further 25% interest when it completes $2,000,000 in work commitments.  The MacInnis Lake property is subject to a 2% NSR royalty.

During the period, the Company incurred the following exploration expenses on the MacInnis Lake project:

Geological consulting	12,583
Geophysical surveys	213,475
Field expenses	9,245
$ 235,303

NOTE 4.

RELATED PARTY TRANSACTIONS

During the six-month period ended June 30, 2005, management fees of $15,000 (2004 - $7,500) were paid or accrued to a private company controlled by a director.  As at June 30, 2005 $10,036 (2004 - $18,475) was owing to this party for unpaid management fees.

NOTE 5.

SHARE CAPITAL

Authorized:

Unlimited number of voting common shares without par value

Unlimited number of preferred shares without par value

	Shares	Value
Issued:

Balance at June 30, 2004	5,748,125	$ 1,749,544

Shares issued for mineral properties	400,000	154,000
Exercise of warrants	600,000	138,000
Private placement	1,135,000	454,000
Finders fees	-	(9,300)

Balance at June 30, 2005	7,883,125	$ 2,486,244

Private Placements

In January 2003 the Company completed a private placement of 600,000 units at $0.17 per unit for proceeds of $102,000.  Each unit consisted of one common share and one share purchase warrant entitling the holder to purchase an additional common share at a price of $0.23 for two years.  The warrants were subsequently all exercised prior to their expiry in January, 2005.

In December 2003 the Company completed a private placement of 1,000,000 units at $0.26 per unit for proceeds of $260,000.  Each unit consists of one common share and one share purchase warrant entitling the holder to purchase an additional common share at a price of $0.40 for two years.

MAX RESOURCE CORP.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE SIX MONTH PERIODS ENDED JUNE 30, 2005 AND 2004

(Unaudited, prepared by management)

(Expressed In Canadian Dollars)

NOTE 5.

SHARE CAPITAL (continued):

On April 29, 2005 the Company completed a non-brokered private placement of 1,135,000 Units at $0.40 per Unit, with each Unit consisting of one common share and ½ of a non-transferable share purchase warrant.  Each full warrant will entitle the holder to purchase one additional common share of MAX for $0.50 per share for a two year period from closing.   Finders fees of $9,300 were paid with respect to this placement, along with the issuance of 25,000 agents warrants, with each warrant exercisable to purchase one share at a price of $0.40 per share for a period of two years from closing.

Stock Options

On June 30, 2004 the Company granted stock options to directors, employees and consultants entitling them to purchase 283,000 common shares at a price of $0.40 per share to September 30, 2006.  The granting of these options resulted in a stock based compensation expense of $28,682 being recorded, representing the fair value of the options.  The total fair value of $28,262 was estimated using the Black-Scholes option pricing model assuming an expected life of 2 years, a risk-free interest rate of 2.93% and an expected volatility of 41.45%.

On February 23, 2005 the Company granted stock options to directors and employees entitling them to purchase 371,000 common shares at a price of $0.30 per share to February 23, 2007.  The granting of these options resulted in a stock based compensation expense of $60,413 being recorded, representing the fair value of the options as estimated using the Black-Scholes option pricing model assuming an expected life of 2 years, a risk-free interest rate of 2.93% and an expected volatility of 101.98%.

On May 27, 2005 the Company granted stock options to directors and employees entitling them to purchase 50,000 common shares at a price of $0.40 per share to May 27, 2007.  The granting of these options resulted in a stock based compensation expense of $9,602 being recorded, representing the fair value of the options.  The total fair value was estimated using the Black-Scholes option pricing model assuming an expected life of 2 years, a risk-free interest rate of 2.78% and an expected volatility of 87.81%.

On February 5, 2005 281,000 stock options exercisable at $0.28 per share expired unexercised.

At June 3, 2005 a total of 704,000 stock options were outstanding, exercisable to purchase 283,000 common shares at a price of $0.40 per share to September 30, 2006; 371,000 common shares at $0.30 per share to February 23, 2007 and 50,000 common shares at $0.40 per share to May 27, 2007.

Warrants

In January 2003 the Company completed a private placement of 600,000 units at $0.17 per unit, with each unit consisting of one common share and one share purchase warrant entitling the holder to purchase an additional common share at a price of $0.23 until January 28, 2005.   These warrants were exercised in January of 2005.

In December 2003 the Company completed a private placement of 1,000,000 units at $0.26 per unit, with each unit consisting of one common share and one share purchase warrant entitling the holder to purchase an additional common share at a price of $0.40 until December 19, 2005.  At June 30, 2005 there were 1,000,000 of these warrants outstanding.

In conjunction with an Option to acquire an interest in the Gold Hill Property near Cantwell, Alaska (see Note 3) the Company issued 100,000 Warrants exercisable at $0.47 per share until June 15, 2006.  All of these warrants were outstanding at June 30, 2005.

MAX RESOURCE CORP.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE SIX MONTH PERIODS ENDED JUNE 30, 2005 AND 2004

(Unaudited, prepared by management)

(Expressed In Canadian Dollars)

NOTE 5.

SHARE CAPITAL (continued):

Warrants

In April, 2005 the Company completed a private placement of 1,135,000 Units at $0.40 per Unit, with each Unit consisting of one common share and ½ of a non-transferable share purchase warrant.  Each full warrant will entitle the holder to purchase one additional common share of MAX for $0.50 per share until April 26, 2007.   Finder’s fees of $9,300 were paid with respect to this placement, along with the issuance of 25,000 agents warrants, with each warrant exercisable to purchase one share at a price of $0.40 per share until April 26, 2007.  There were 567,500 warrants exercisable at $0.50 outstanding at June 30, 2005 as well as 25,000 agent’s warrants exercisable at $0.40 per share.

NOTE 6.

SUBSEQUENT EVENTS

 On August 11, 2005 the Company entered into an Option Agreement with Energex, LLC, a Nevada corporation controlled by an officer of the Company, for the acquisition a 100 % interest in the PPCO claims in Juab County, Utah.  The PPCO claims comprise 27 claims totalling 540 acres.

The terms of the Option Agreement with Energex call for:

(i)

An initial cash payment to Energex of US$5,000,

(ii)

Annual maintenance payments to Energex of US$10,000 commencing in the second year and escalating by $10,000 each year thereafter to a maximum of US$50,000 per year; and

(iii)

Work commitments totalling $1,000,000 over a four year period (being $100,000 in the first year; $200,000 in the second year; $300,000 in the third year and $400,000 in the fourth year).

MAX will earn a 100% interest in the PPCO claims by making the initial cash payment of $5,000 and satisfying the work commitment of $1,000,000, subject to a 2% NSR payable to Energex.

This agreement is subject to acceptance for filing by the TSX venture Exchange.

MAX RESOURCE CORP.

(formerly Vancan Capital Corp.)

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

For the Three Month Period ended June 30, 2005

The following discussion and analysis should be read in conjunction with the Consolidated Financial Statements and related notes for the three month period ended June 30, 2005.  All dollar amounts are stated in Canadian funds.  This discussion is based on information available as at August 24, 2005.

During the period under review, the Company completed the acquisition of an interest in the MacInnis Lake Uranium project, an additional mineral exploration property that would complement the Company’s Target 1 & 2 Claims in the Northwest Territories of Canada.

Target Lake Claims, Northwest Territories

In mid-September, 2004 MAX was advised by Alberta Star Exploration Inc. (TSX-V:ASX; OTC BB: ASXSF) that Fronteer Development Group (TSX:FRG), as operator, had intersected high-grade uranium mineralization on Alberta Star’s Longtom Lake property in the Bear province of Canada's Northwest Territories, immediately adjacent to MAX’s Target 1 and Target 2 Claims, which are jointly held with Alberta Star.

Drilling conducted by Fronteer intersected 1.68 per cent U3O8 over one metre at a downhole depth of 80 metres, which was part of a broader interval that returned 0.56 per cent U3O8 over three metres, and 0.16 per cent U3O8 over one metre that was intersected at a depth of 51 metres in the same hole.

Drill programs conducted by other operators on the Longtom Lake property had previously intersected anomalous to high-grade uranium.  Within a 300-metre radius of the new discovery, eight historic drill holes had intersected uranium mineralization with indicated values ranging between 0.21 per cent U3O8 over 0.6 metre at a downhole depth of 44.5 metres, and 0.48 per cent U3O8 over 1.5 metres at a downhole depth of 59 metres.

Based on these recent results and historical records for the surrounding area, there are indications of a near-surface uranium system of size and high-grade potential.  The world average grade from producing uranium mines is 0.15 per cent U3O8, with spot uranium prices having risen from a cyclical low of US$7.10 (U.S.) per pound in late 2000 to US$30.20/lb. on August 22, 2005.

In fiscal 2003 MAX acquired a 50% interest in both the Target 2 Claim (2,530.8 hectares), located adjacent to and immediately north and west of Longtom Lake, and the Target 1 claim, comprising 1,781.9 acres adjacent to the west side of Longtom Lake.

The Company is waiting to review all available data from exploration work conducted by Alberta Star and others in order to determine what exploration activity, if any, should be undertaken by MAX on the Target Claims during the exploration season in fiscal 2006.  During the three month period ended June 30, 2005 the Company spent $7,060 for geological consulting services on the Target Claims.

MacInnis Lake Uranium Project – Northwest Territories

On April 1, 2005 the Company entered into an Option Agreement with Alberta Star whereby MAX can earn an interest in the MacInnis Lake Uranium Project in the Northwest Territories.

The MacInnis Lake uranium claim block consists of 26,184.64 acres located in the Nonacho Basin 150 km northeast of Fort Smith, Northwest Territories and 145 miles northwest of Athabasca Lake, Saskatchewan. The MacInnis Lake Uranium project is considered to be an Unconformity-associated uranium deposit type.  Unconformity-related uranium deposits can be extremely high grade and can average up to 10%+ U308;  this is the same type of setting for the majority of the uranium deposits in the Athabasca Basin.

The MacInnis Lake claim block is known to have widespread surface uranium mineralization, and contains 28 high grade uranium outcrops, some of which were drilled between 1954 and 1988.  All uranium exploration and drilling datasets from the MacInnis Lake project have been archived and recorded by the Geological Survey of Canada and include;

-

the Dussault, which has an inferred resource of 37,000 tons grading 0.17% U308 (the occurrence appears to be open down dip and along strike) and values of 0.84% U308 intersected over 2 feet and high-grade samples to 28%

-

the Ace, with a drill indicated resource of 30,000 -  50,000 tons grading 0.18% U308 .

-

the Cole, with numerous trenches with U308 values reported as high as 3.16%, 5.13% and 20%; and

-

the KULT, which has a surface showing 300m x 500m wide with uranium and copper mineralization that returned grades up to 3.5% Copper and 3.3% U308

None of these historic resource estimates conform to modern 43-101 standards and will need to be confirmed and appropriate confirmation drilling completed.  The historic resource estimates are for historical reference only and, because MAX did not perform the resource estimates, MAX does not infer or assert that the resource estimates were performed under current NI 43-101 guidelines, or that the historical uranium resource estimates are reliable or accurate.

All historically archived drill data, on which the above estimates are based, is available from the Northwest Territories Geoscience office of Research and Information.  A National Instrument 43-101 compliant report on the property has been prepared on behalf of Alberta Star Development Corp. (TSX-V:ASX; OTC BB: ASXSF) and is now accessible on SEDAR.

The terms of the Option Agreement with Alberta Star, which was closed on April 19, 2005, call for payment by MAX of:

(i)

cash payments totalling $30,000 (of which $15,000 has been paid and $15,000 is due one year from the date of Exchange acceptance);

(ii)

the issuance to Alberta Star of 200,000 shares of MAX; and

(iii)

work commitments totalling $2,000,000 over a five year period (being $750,000 in the first year; $250,000 in the second year; $250,000 in the third year; $250,000 in the fourth year and $500,000 in the fifth and final year).

The terms of the Option Agreement call for MAX to earn a 25% interest in the MacInnis Lake project upon making the payments in (i) and (ii) above together with the first $1,000,000 in work commitments.  MAX earns a further 25% interest when it completes the $2,000,000 in work commitments.

The MacInnis Lake property is subject to a 2% NSR royalty.  Upon full exercise of the Option, the parties agree to enter into a joint venture agreement.  Alberta Star will act as Operator on the MacInnis Lake project for the term of the Option Agreement.

In May, 2005 a deep penetrating airborne electromagnetic geophysical (“MEGATEM”) survey was commenced on the MacInnis Lake uranium project.  Exploration is being conducted in search of uranium deposits with emphasis on unconformity related deposits such as those discovered in the Athabasca Basin of Saskatchewan.  The uranium deposits in the Athabasca basin are associated with graphitic fracture and breccia filings and disseminations in elongate or tabular zones hosted by sedimentary to metasedimentary rocks, at or near the contact of a major continental unconformity, which display themselves as good to strong conductors.

The airborne survey was conducted by Fugro Airborne Surveys over the southern portion of the grid using Fugro’s MEGATEM and in the northern 60% with their GEOTEM system. The surveys were completed in June and covered a total of approximately 951 line kilometers along east-west oriented lines, with 200 meter spacings.  Mr. Jan Klein, M.Sc., P. Eng., P. Geo., consulting geophysicist, is currently reviewing and compiling all of the data generated from the geophysical survey. Results from the survey will be combined with archived historical drill results to assist the company in its drill targeting during subsequent surface exploration.

Mr. Clancy J. Wendt, P.Geo, who has over 34 years experience in the mining industry and is a Licensed Geologist in the State of Arizona (#18283), will be acting as the qualified person as defined in National Instrument 43-101 for the purpose of the technical release of information relating to the MacInnis Lake Project.  Mr. Wendt has worked with such notable uranium companies as Phillips Uranium, Teton Exploration and Cerro Corporation.  He has conducted all phases of uranium exploration, from conceptual targeting to drilling and evaluation, with extensive experience in the Wyoming, New Mexico, Utah and South Dakota uranium fields.

During the three month period ended June 30, 2005 the Company spent $235,303 on the MacInnis Lake Uranium project.  This amount was comprised of $12,583 for geological consulting, $213,475 for geophysical surveys and $9,245 for field expenses.

PPCO Claims, Utah

In August, 2005 the Company announced that it had entered into an agreement (the “Option Agreement) with Energex, LLC to acquire a 100 % interest in the PPCO claims in Juab County, Utah.  Energex, LLC is a Nevada corporation wholly-owned by Clancy J. Wendt, the Vice President of Exploration for MAX.

The terms of the Option Agreement with Energex call for:

(iv)

An initial cash payment to Energex of US$5,000,

(v)

Annual maintenance payments to Energex of US$10,000 commencing in the second year and escalating by $10,000 each year thereafter to a maximum of US$50,000 per year; and

(vi)

Work commitments totaling $1,000,000 over a four year period (being $100,000 in the first year; $200,000 in the second year; $300,000 in the third year and $400,000 in the fourth year).

MAX will earn a 100% interest in the PPCO claims by making the initial cash payment of $5,000 and satisfying the work commitment of $1,000,000, subject to a 2% NSR payable to Energex.

The PPCO claims comprise 27 claims totaling 540 acres and were explored during the early 1980’s by Phillips Uranium, a wholly-owned subsidiary of Phillips Petroleum.  Phillips encountered uranium grades of approximately 0.05% U3O8, over a 100 foot thickness at a depth of 900 feet within a small caldera. The uranium host rock was identical to the host rock found in a nearby structurally controlled uranium system that produced approximately 500,000 pounds of uranium before mining was terminated when the ore zone was found to be faulted off to the east.  The zone found by Phillips on the PPCO claims is thought to be an extension of this original mineralization.  The mineralization is contained within the mote sediments of a smaller caldera within a major caldera system.  The mineralization appears to be structurally controlled along the edge of this caldera and planned exploration will follow up on previous work.  Due to the geological formations in the area, the property may be amenable to “in-situ leaching “(“ISL”), subject to further exploration.

Exploration drilling on the PPCO claims by Phillips was supervised by Mr. Wendt, who was employed by Phillips at that time.  Further exploration of the property was terminated by Phillips after the Three Mile Island accident, which resulted in Phillips Petroleum terminating all of its uranium exploration activities.

Mr. Clancy J. Wendt, P. Geo, is the "qualified person" for the PPCO claims, as that term is defined under National Instrument 43-101.  There has been no NI 43-101 Geological Report completed on the PPCO Claims.  The historic information provided is for reference only and the reader should not infer or assert that the information is correct, reliable or accurate.

Private Placement

In April 2005, MAX completed a non-brokered private placement of 1,135,000 Units at $0.40 per Unit, with each Unit consisting of one common share and ½ of a non-transferable share purchase warrant.  Each full warrant will entitle the holder to purchase one additional common share of MAX for $0.50 per share for a two year period from closing.   The shares and any shares acquired on the exercise of warrants will be subject to a hold period expiring on August 26, 2005.

Finder’s fees of $9,300 were paid with respect to this placement.  In addition, MAX issued 25,000 agents warrants to Research Capital Corp., with each warrant exercisable to purchase one share at a price of $0.40 per share for a period of two years from closing.

Results of Operations – Three Months ended June 30, 2005

During the three-month period ended June 30, 2005, the Company incurred operating expenses of $91,483 as compared to operating expenses of $59,049 for the three-month period ended June 30, 2004.  The significant changes during the current fiscal period compared to the three-month period ended June 30, 2004 are as follows:

Consulting expense of $7,519 was incurred during the three-month period ended June 30, 2004 for retaining the services of a professional geologist to review potential mineral acquisitions.  There was no geological consulting expense incurred during the current fiscal period.

Stock based compensation expense, a non-cash item, of $9,602 was incurred during the current fiscal period due to the granting of 50,000 stock options exercisable at $0.40 per share to an employee in May, 2005.  This compares to stock based compensation expense of $28,862 incurred during the three-month period ended June 30, 2004 due to the granting of 283,000 options to officers, directors and employees in June, 2004.

During the three-month period ended June 30, 2005, office and general expense increased to $4,818 from the $1,317 incurred during the same period a year due to additional costs during the current period for printing and advertising.

Professional fees for accounting and legal services increased to $21,292 during the three-month period ended June 30, 2005 from the $6,754 incurred during the same period a year prior due primarily due to additional costs incurred during the current period for preparation and filing of the Company’s Annual Report on Form 20-F with the U.S. Securities and Exchange Commission.

Transfer agent, filing fees and shareholder relations expenses increased to $26,738 during the three-month period ended June 30, 2005 from the $6,777 incurred during the same period a year prior due primarily to additional consulting fees paid during the current period for investor relations services.

During the current fiscal period, the Company incurred travel costs of $13,987 for review of potential property acquisitions and for broker presentations.  This compares to travel expenses of only $248 incurred during the three-month period ended June 30, 2004.

Interest income of $513 earned during the three-month period ended June 30, 2005 was increased from the $231 earned during the same period a year prior due to the Company maintaining a higher cash balance during the current period.

As a result of the foregoing, the net loss for the Company for the three-month period ended June 30, 2005 was $90,970 as compared to a net loss from operations of $58,818 for the three-month period ended June 30, 2004.

Summary of Quarterly Results

	Q2-05	Q1-05	Q4-04	Q3-04	Q2-04	Q1-04	Q4-03	Q3-03
Revenue	513	142	52	88	231	500	122	92
Net Loss ($)	90,970	74,492	69,340	39,289	58,818	42,185	70,252	27,602
Per Share	0.013	0.012	0.013	0.007	0.011	0.009	0.021	0.008

Quarterly losses during the year ended December 31, 2003 were relatively consistent until the fourth quarter when a non-cash stock-based compensation expense of $49,000 was incurred due to the granting of options, resulting in an increase in the loss for the quarter to $70,252.

During the first quarter of fiscal 2004, the Company incurred a loss of $42,185, primarily as a result of consulting fees of $23,042 for geological consulting services incurred for the review of prospective resource properties, offset by a reduction in management fees by $7,500 from the $15,000 charged during prior quarters.

During the second quarter of fiscal 2004, the Company’s loss increased to $58,818 primarily as a result of non-cash stock-based compensation expense of $28,862 incurred due to the granting of stock options during the period.   As there were no stock options granted during the third quarter of fiscal 2004, the Company’s loss for the period decreased to $39,289.

The loss for the fourth quarter of fiscal 2004 increased to $69,340 due to additional stock-based compensation expenses recorded for options granted earlier in the year and for warrants issued to Zazu that formed part of the consideration paid for acquisition of the interest in the Gold Hill property.

During the first quarter of fiscal 2005, the loss increased to $74,492 primarily due to stock-based compensation expense of $60,413 recorded for options granted during the period.   The loss for the second quarter of fiscal 2005, (the three month period ending June 30, 2005) increased to $90,970 primarily as a result of additional expenses incurred for professional fees, shareholder relations and travel.

Liquidity and Solvency

At June 30, 2005 the Company had working capital of $171,424 with cash on hand of $190,434.  This compares to a working capital deficit of $57,267 with cash on hand of $2,010 at December 31, 2004.  The increase in cash during the three month period ended June 30, 2005 was primarily due to cash receipts of $444,700 from the completion of a private placement in April, 2005, offset by cash used by operating activities of $88,601 and expenditures of $258,654 on the acquisition and exploration of mineral properties.  During the three month period ended June 31, 2004 cash was reduced by $35,008 due to cash used by operations of $82,578 and expenditures on mineral properties of $106,430, offset by the receipt of $183,925 from the exercise of share purchase warrants.

The Company has now exceeded its first year work obligations on the Gold Hill property in Alaska, with an expenditure of approximately US$40,000 required to satisfy its remaining work obligations during the current year.  In April, 2005 the Company completed a private placement of $454,000 consisting of 1,135,000 units at $0.40 per unit, with each unit consisting of one share and a half warrant, with each full warrant exercisable to purchase an additional share at $0.50 for a two year period from closing.  This financing will provide the Company with sufficient cash to fund its general and administrative obligation for the third quarter of fiscal 2005, inclusive of limited exploration on the Gold Hill and PPCO properties.  MAX will be required to raise additional capital in order to fund its portion of exploration drilling at MacInnis Lake and on the PPCO Claims in Utah.

Cash flow to date has not satisfied the Company’s operational requirements.  The development of the Company may in the future depend on the Company’s ability to obtain additional financings.  In the past, the Company has relied on the sale of equity securities to meet its cash requirements.  Future developments will depend on the Company’s ability to obtain financing through joint venturing of its projects, debt financing, equity financing or other means.  There can be no assurance that the Company will be successful in obtaining any such financing.

Related Party Transactions

During the three month period ended June 30, 2005 the Company paid management fees of $15,000 to a private company controlled by the President of the Company.

Investor Relations

On June 30, 2004 the Company retained the services of Tangent Management Corp. of Vancouver, B.C., to design and implement a comprehensive public and investor relations strategy.  This investor relations program was focused on shareholder communications and building an active following of investment professionals for MAX in Canada and the United States.

Tangent was retained for an initial three-month term at $5,000 per month, plus $5,000 for preparation of investor relations materials.  The Company also granted Tangent an incentive stock option on 90,000 shares at an exercise price of $0.40 per share for a two year period, subject to exchange rules with regard to vesting and pricing.

The Company incurred expenditures of $18,729 on investor relations the three month period ended June 30, 2005.  This figure was comprised of $2,967 for dissemination of news releases, $15,192 for consulting services and $570 for web site maintenance.

Contingencies

The Company is aware of no contingencies or pending legal proceedings as of August 24, 2005.

Equity Securities Issued and Outstanding

The Company had 7,883,125 common shares issued and outstanding as of August 24, 2005.  In addition there were 371,000 stock options exercisable at $0.40, 283,000 stock options exercisable at $0.30 and 50,000 stock options exercisable at $0.40.  There were also 1,000,000 warrants exercisable at $0.40 per share; 567,500 warrants exercisable at $0.50 per share; 100,000 warrants exercisable at $0.47 and 25,000 agent’s warrants exercisable at $0.40 per share.

Disclaimer

The information provided in this document is not intended to be a comprehensive review of all matters concerning the Company.  It should be read in conjunction with all other disclosure documents provided by the Company.  No securities commission or regulatory authority has reviewed the accuracy or adequacy of the information presented herein.

Certain statements contained in this document constitute “forward-looking statements”.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of the Company to be materially different from any future results, performance, or achievements expressly stated or implied by such forward-looking statements.  Such factors include, among others, the following: mineral exploration and development costs and results, fluctuation in the prices of commodities for which the Company is exploring, foreign operations and foreign government regulations, competition, uninsured risks, recoverability of resources discovered, capitalization requirements, commercial viability, environmental risks and obligations, and the requirement for obtaining permits and licenses for the Company’s operations in the jurisdictions in which it operates.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAX RESOURCE CORP.

Date  September 2, 2005

By:     /s/ Stuart Rogers

Stuart Rogers

Director